CERTIFICATE OF AMENDMENT

to

ARTICLES OF INCORPORATION

of

HEALTHY EXTRACTS INC.

The undersigned hereby certifies:

1. The name of the Corporation is Healthy Extracts Inc.

2. The articles have been amended as follows:

Article 3 is amended and restated as follows:

“Article 3, Authorized Stock:

The Corporation has the authority to issue Fifty Million (50,000,000) shares of common stock, par value $0.001 per share, and Seventy Five Million (75,000,000) shares of preferred stock, par value $0.001 per share.

Effective upon the filing of this Certificate of Amendment, the issued and outstanding shares of common stock of the Corporation shall be subject to a 1-for-120 reverse stock split. As a result of the reverse stock split, every one hundred twenty (120) shares of common stock issued and outstanding before the effectiveness of the split shall be exchanged for one (1) share of common stock after the split.  The Corporation will not issue to any holder a fractional share of common stock on account of the reverse stock split.  Rather, any fractional share of common stock resulting from such change shall be rounded upward to the nearest whole share of common stock.  Share interests issued due to rounding are given solely to save the expense and inconvenience of issuing fractional shares of common stock and do not represent separately bargained for consideration.  Until surrendered, each certificate that immediately prior to reverse stock split represented shares of common stock shall only represent the number of whole shares of common stock into which the shares of common stock formerly represented by such certificates were combined into as a result of the reverse stock split.

Preferred stock may be issued from time to time in one or more series. The Board of Directors is hereby expressly authorized to provide for the issue of all or any of the shares of the authorized preferred stock in one or more series, and to fix the number of shares and to determine or alter for each such series, such voting powers, full or limited, or no voting powers, and such designation, preferences, and relative, participating, optional, or other rights and such qualifications, limitations, or restrictions thereof, as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issuance of such shares and as may be permitted by the Nevada Revised Statutes. The Board of Directors is also expressly authorized to increase or decrease the number of shares of any series subsequent to the issuance of shares of that series, but not below the number of shares of such series then outstanding. In case the number of shares of any series shall be decreased in accordance with the foregoing sentence, the shares constituting such decrease shall resume the status that they had prior to the adoption of the resolution originally fixing the number of shares of such series.”

3. The votes by which the stockholders holding shares in the Corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is fifty one percent (51%).

4.This Amendment shall be effective on December 29, 2023.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Amendment to the Articles of Incorporation on December 19, 2023.

/s/ Kevin “Duke” Pitts
Kevin “Duke” Pitts
President